December 23, 2009	Jenner & Block llp 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, dc
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Patrick Kuhn
Re:	Hertz Global Holdings, Inc. The Hertz Corporation File Numbers 001-33139 and 001-07541 Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A
Dear Mr. Kuhn:
On behalf of Hertz Global Holdings, Inc. and The Hertz Corporation (together, the “Companies”), we would like to advise you that the Companies are in receipt of the comment letter dated December 22, 2009 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission relating to the above referenced documents. This letter confirms William Tolbert’s conversation with you on Tuesday, December 22, 2009, during which the Staff agreed that the Companies could have an extension of ten additional business days in responding to the Comment Letter, so that the response is due no later than January 22, 2010.
Please do not hesitate to contact me at (312) 840-7262 if you have any questions regarding the foregoing or would like further information.

Sincerely,
/s/ Jessica A. Garascia
Jessica A. Garascia

cc:	Richard J. Frecker — The Hertz Corporation
Thaddeus J. Malik — Jenner & Block LLP
William L. Tolbert — Jenner & Block LLP
Lyn Shenk — Securities and Exchange Commission
Michelle Lacko — Securities and Exchange Commission